ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

1 June 2010

PDMR Shareholding

Reed Elsevier received notification on 28 May 2010 of the following transactions resulting from reinvestment of the final dividend on 28 May 2010, which was paid to ordinary shareholders on 21 May 2010:

Ian Fraser, a designated PDMR, acquired 3,203 Reed Elsevier PLC and 981 Reed Elsevier NV ordinary shares.

Julian Ashworth, a designated PDMR, acquired 281 Reed Elsevier PLC and 25 Reed Elsevier NV ordinary shares.

The shares were acquired at the following prices:

Reed Elsevier PLC – 487.45p per share
Reed Elsevier NV – €8.5363 per share.